# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: JAMF Holding Corp., CIK 0001721947
CUSIP: 47074L105
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 100 Washington Ave. S., Suite 1100, Minneapolis, Minnesota (MN), 55401
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-23-038059
Filed by CIK 0001646303

## Reporting persons
- Marc Stad: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 13,450,843; sole dispositive power 0; shared dispositive power 13,450,843; aggregate amount beneficially owned 13,450,843 (10.5% of the class)
- Dragoneer Investment Group, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,450,843; sole dispositive power 0; shared dispositive power 13,450,843; aggregate amount beneficially owned 13,450,843 (10.5% of the class)

## Item 1. Issuer
Name of issuer: JAMF Holding Corp.
Address of issuer's principal executive offices: 100 Washington Ave S, Suite 1100, Minneapolis, MN 55401

## Item 2. Person Filing
Name of person filing:
Marc Stad
Dragoneer Investment Group, LLC
Address of principal business office or, if none, residence:
One Letterman Dr., Bldg D, Ste M500
San Francisco, CA 94129.
Citizenship: Marc Stad: United States; Dragoneer Investment Group, LLC: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 13,450,843
Percent of class: 10.5%. Based on 128,444,986 shares of common stock outstanding as of October 29, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended on September 30, 2024, filed with the SEC on November 7, 2024.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
Marc Stad: 13,450,843
Dragoneer Investment Group, LLC: 13,450,843
Dragoneer Global Fund II, LP: 4,794,271
Jamboree DF Holdings, LP: 8,656,572
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
Marc Stad: 13,450,843
Dragoneer Investment Group, LLC: 13,450,843
Dragoneer Global Fund II, LP: 4,794,271
Jamboree DF Holdings, LP: 8,656,572

Dragoneer Investment Group, LLC (the "Dragoneer Adviser") is a registered investment adviser under the Investment Advisers Act of 1940, as amended. As the managing member of Dragoneer Adviser, Cardinal DIG CC, LLC may also be deemed to share voting and dispositive power with respect to the common stock.

Dragoneer Global Fund II, LP, a limited partnership ("DGF II"), is the direct holder of 4,794,271 shares of common stock and Jamboree DF Holdings, LP, a limited partnership ("Jamboree"), is the direct holder of 8,656,572 shares of common stock. As general partner of DGF II, Dragoneer Global GP II LLC, a Delaware limited liability company ("DGF II GP"), may also be deemed to beneficially own the shares of common stock directly held by DGF II. As general partner of Jamboree, Dragoneer CF GP, LLC, a Cayman Islands limited liability company, may also be deemed to beneficially own the shares of common stock directly held by Jamboree.

Marc Stad is the sole member of Cardinal DIG CC, LLC, DGF II GP and Dragoneer CF GP, LLC. By virtue of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the common stock of the Issuer.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Marc Stad: Marc Stad, Marc Stad (02/14/2025)
- Dragoneer Investment Group, LLC: Pat Robertson, Pat Robertson, Chief Operating Officer (02/14/2025)